NEXEON MEDSYSTEMS INC

1708 Jaggie Fox Way

Lexington, KY, 40511

October 5, 2016

SUBMITTED VIA EDGAR

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nexeon MedSystems Inc. (the “Company”)
Amendment No.2 to Registration Statement on Form 10
Filed September 9, 2016
File No. 000-55655

Dear Mr. Buchmiller and Ms. Ravitz:

This letter will respond to your comment letter dated September 23, 2016 (the “Comment Letter”) with respect to the above-referenced document filed by the Company (“Amendment #2 to Form 10”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Contemporaneously with the submission of this letter, the Company is filing an Amendment No. 3 to the Form 10 with the Commission (“Amendment #3”).

Liquidity and Capital Resources, page 23

1.	We note your response to prior comment 1. Please revise your disclosure to clarify whether the $3 million you will seek to raise during the next twelve months is in addition to your recent private placement.

The following paragraph regarding the extension of the Private Placement appears on Page 23 of Amendment #3:

To date, the Company has not generated any revenues. We have financed our operations to date through the private placement of our common stock and from loans from the Company's largest shareholder, Rosellini Scientific LLC. Through June 30, 2016, we have received $366,446 in net cash proceeds from the issuance of common stock from the private placement (see the Section titled “Recent Sales of Unregistered Securities” for more information). The Company has extended its Private Placement Offering to December 31, 2016 and increased the offering for up to $5,500,000 million, including the $366,446 already raised as noted above, providing for an additional $3,000,000 million in new capital that could be formed as part of the current offering. The Company reserves the right to conclude its Private Placement Offering prior to December 31, 2016. During the next 12 months, the Company may elect to form additional debt or equity capital following the completion of the current Private Placement Offering either by Private Placement or Registered Offering. There can be no assurance that the Company will be successful in completing any new debt and/or equity financing or receive assignments of Grants. In the event that the Company is unable to secure needed financing or is unable to secure such financing on terms we find favorable, we may be forced to delay, limit, or terminate product development and/or future product commercialization.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

October 5, 2016

Certain Relationships and Related Transactions, page 35

2.

We note your response to prior comment 6. Please tell us the nature and extent of the involvement of the independent appraiser mentioned on page 37 and management’s reliance on the work of the independent appraiser.

The independent appraisers were engaged by the companies, Nuviant Medical Inc. and MicroTransponder, Inc., who’s stock was exchanged in the referenced transaction in comment 6 and on Page 37 of Amendment #2 to the Form 10, and not by the Company. The Company has not had any prior involvement with either of the independent appraisers representing Nuviant Medical Inc or MicroTransponder, Inc. Management used the valuation provided by the appraisers to ascertain the fair market value of the shares contributed in the transaction.

3.	Please disclose the relationship, if applicable, between Sheneka Rains and you.

Sheneka Rains is a full time employee of Rosellini Scientific LLC. From time to time Ms Rains provides certain management and engineering services in the role of a consultant to the Company.

The above information has been added on Page 41 of Amendment #3.

Pro Forma Statement of Operations, page F-26

4.	We have considered your response to comment 8. Please revise the filing to also include a pro forma income statement for the year ended December 31, 2015 along with the six months ended June 30, 2016 in the filing given the guidance at Rule 8-05(b)(1) of Regulation S-X. The footnotes to your pro forma income statements should disclose the useful lives of any amortizable assets that you acquired and include any necessary pro forma adjustments to record amortization expense related to all amortizable assets, including identifiable intangibles.

The Pro Forma Financial Statements for Twelve Months Ended December 31, 2015, as revised, have been included beginning on Page F-26 of Amendment #3.

The Pro Forma Financial Statements for Six Months Ended June 30, 2016, as revised, have been included beginning on Page F-30 of Amendment #3.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

October 5, 2016

June 30, 2016 Financial Statements of Nexeon MedSystems Inc., a Nevada corporation

Notes to Financial Statements

Note 4 – Acquisition, page F-35

5.

We have considered your response to comment 10. We understand you have determined the fair value of the stock issued for the acquisition based on the value used to determine the amount of shares issued to convert the carrying value of the NXDE stockholder notes and accrued interest. Please further explain to us why you believe that this exchange and the private placements of units at $1.00 per unit in the second quarter of 2016 which was subsequent to your acquisition of NXDE, were appropriate benchmarks to use to establish the fair value of the consideration transferred to acquire NXDE. Refer to the guidance at ASC 805-30-30-7.

According to guidance of ASC 805-30-30-7, the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as: 1) the sum of the acquisition-date fair values of the assets transferred by the acquirer plus 2) the liabilities incurred by the acquirer to former owner of the acquiree plus 3) the equity interests issued by the acquirer. NXNV issued an aggregate of 2,481,428 shares of its common stock at $1.00 per share pursuant to the Plan of Merger Agreement in addition to $202,825 of accrued interest related to the acquiree’s stockholder’s notes, which was contributed and was included in the consideration totaling $2,684,253, and did not transfer any other assets or incur any liabilities to the former owners of the acquiree. It was determined that the consideration transferred from NXNV to the owners of NXDE to be, pursuant to ASC 805-30-30-7, the fair value of the shares issued. The company had begun a Private Placement on February 1, 2016 and although no Units had been subscribed at the time of the exchange, the company had received commitments from investors to subscribe to 100,000 units at $1.00 per unit.

6.	We further understand that NXNV is a privately held development stage company at the acquisition date with substantial doubt as to its ability to continue as a going concern. Therefore, the fair value of the NXNV shares issued and net assets acquired should be established using appropriate valuation techniques outlined at ASC 820-10-35-24. As such, please tell us which of the valuation techniques you consider appropriate in your situation and revise the filing as necessary to reflect a value for the NXDE transaction that complies with the valuation techniques outlined in the referenced authoritative U.S. GAAP. Specifically tell us your consideration of the applicability of the cost approach valuation technique as outlined at ASC 820-10-55 paragraphs 3D and 3E.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

October 5, 2016

The Company used the guidance in ASC 820-10, Fair Value Measurements, to ascertain the fair market value of the shares issued in the acquisition. The Company considered the valuation approaches according to the guidance in ASC 820-10 to ascertain the fair value of the shares issued. The Company also considered ASC 820-10-35-24, which states that a reporting entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The Company considered two observable inputs that existed: 1) The specific shares that were issued in the exchange with debt holders of the acquiree at one Unit of the Company’s Private Placement for $1 of debt due to the debt holders of NXDE. We believe this observable input was relevant due to the fact that the debt holders were not induced to exchange their debt and the Company negotiated the exchange in an arms-length transaction in order to give the debt holders shares instead of assuming the debt as part of the acquisition, which the consolidated company would have had the obligation to repay in the future. The arms-length negotiated value of the shares became a contractual term and condition of the Plan of Merger. The second observable input was the private placement for the issuance of shares which the company was undertaking at the time of the exchange. The company had begun a Private Placement on February 1,2016 and although no Units had been subscribed at the time of the exchange, the company had received commitments from investors to subscribe to 100,000 Units at $1.00 per Unit.

We believe that the exchange of shares would apply to the cost approach valuation method referred to in ASC 820-10-55 paragraphs 3D and 3E since the consolidated company would have been contractually obligated to satisfy the debt plus accrued interest at its carrying value but instead replaced the debt with equity in the form of one Unit of the Company’s Private Placement for each dollar of debt, thereby replacing the debt obligation with a value of $1 per Unit if the Company’s Private Placement in consideration for the conversion of the shareholder debt. The market approach was also relevant based on the private placement the company was offering at $1 per Unit, which is a market transaction involving identical assets to what was issued in the exchange in accordance with ASC 820-10-55 paragraph 3A.

The Company believes these approaches satisfy the requirements of ASC 820-10-35-24 where it maximized the use of relevant observable inputs as outlined above and minimized any unobservable inputs, which would have been more difficult to ascertain based on the business of the Company at the time of the share exchange.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

October 5, 2016

7.

With respect to your response to comment 10, tell us if you currently have or when you expect to have the third-party fair value appraisal of the NXDE acquired assets and liabilities that you referenced in your response to our prior comment.

The Company isin the process of engaging a third-party valuation company to ascertain the fair value of the assets acquired . The Company has not yet identified or retained the services of an independent appraiser to conduct the valuation and as a result the Company cannot respond to the nature and extent of the involvement of an independent appraiser as currently no relation exists. The Company, upon receiving a valuation, will make appropriate adjustments to the estimated allocation within the measurement period.

Note 8 – Related Party Transactions, page F-42

8.	We have considered your response to comment 11. As previously requested, please revise the filing to further disclose in this footnote and cross reference to Note 7 the January 2, 2016 issuance of 13,200,000 shares to Rosellini Scientific, LLC. Revise the note to disclose when the company and Mr. Rosellini became related parties as well as Rosellini Scientific, LLC’s relationship with your Chief Executive Officer, William Rosellini. Finally, disclose the basis for the valuation of the shares issued.

The Company has added the following disclosures in Note 7 on Page F-44 of Amendment #3 regarding the basis for the valuation of the shares issued and regarding the relationship of William Rosellini and the Company.

These transactions were valued based on the value of the contributed assets as the Company’s shares had no ascertainable value as of the date of issuance of the shares. This was in accordance with ASC 845 Non-monetary transactions whereby non-monetary assets acquired in exchange for another non-monetary asset is the fair value of the asset surrendered or received, whichever is more clearly evident. In this case the value of the contributed assets were more ascertainable than the value of the shares issued.

Prior to the contribution William Rosellini was not a related party of the Company, but became a related party on January 2, 2016 through the issuance of the 13,200,000 shares and a controlling interest in the Company.

Mr. Rosellini, the CEO of the Company, is the sole Member and Manager of Rosellini Scientific, LLC.

The above disclosure has also been added to Item 7, Certain Relationships and Related Transactions, on Page 36 of Amendment #3, and to Item 10, Recent Sales of Unregistered Securities, on Page 40 of Amendment #3.

The Company has added the following disclosure in Note 8 on Page F-46 of Amendment #3:

On January 2, 2016, the Company entered into a Contribution Agreement with Rosellini Scientific, LLC, a company controlled by our CEO, William Rosellini. Under this agreement, the Company issued 13,200,000 shares of the Company’s common stock. See Note 7, Equity, above.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

October 5, 2016

In connection with this response, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned to Ron Conquest at the Company by telephone at 844-919-9990 or by email at ron@nexeonmed.com.

Regards,

/s/ Ron Conquest
Ron Conquest
Chief Operating Officer